UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the six-months ended June 30, 2026

Miso Robotics, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 24R-00307

Delaware	81-2995859
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

650 East Green Street Pasadena, CA	91101
(Address of principal executive offices)	(Zip Code)

626-244-8053
Registrant’s telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

In this Semi-Annual Report, the terms “Miso Robotics”, “Miso”, “we”, “us”, “our”, or “the Company” refers to Miso Robotics, Inc.

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

Item 1.    MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report and our annual report filed on Form 1-K on April 20, 2026. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2026 (“Interim 2026”) is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when a review of our historical financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited financial information, although, in the opinion of management all adjustments necessary to make interim results of operations not misleading have been included here. Unless otherwise indicated, the latest results discussed below are as of June 30, 2026.

References and links to third-party websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this Report. The Company is not responsible for the contents of third-party websites.

Overview

Miso Robotics Company Overview

Miso develops leading-edge artificial intelligence (“AI”) and AI-driven robots that assist cooks in making food at restaurants, focusing particularly on the quick serve restaurant market. The Company believes that it:

•	Marries AI capabilities and market momentum to power its food technology innovation;

•	Automates some of the least desirable, most repetitive, and most dangerous tasks in commercial kitchens;

•	Frees up labor to be redeployed into functions that bring restaurant operators more value; and

•	Assists with labor redeployment so that restaurant operators can support higher wages and better career growth for kitchen employees.

Miso considers its best and most impactful work to sit at the intersection of technology and humanity.

The Company was incorporated on June 20, 2016 as Super Volcano, Inc. under the laws of the State of Delaware, and then changed its name to Miso Robotics, Inc. on October 3, 2016. Located just a few miles from its roots at Caltech, it is headquartered in Los Angeles, California.

In 2016, Miso helped create today’s food automation industry when it launched the first AI-powered, burger-flipping robot named “Flippy.” Through its early efforts, Miso quickly discovered that a business opportunity existed which was actually far larger than flipping burgers – fried foods. While even the busiest restaurants may cook only modest amounts of burgers each day, a great many restaurants serve French fries with almost everything. Accordingly, staying true to its original mission, Flippy soon shifted to the fry station, and today can cook not only fries, but also onion rings, chicken nuggets, and all sorts of other fried food items.

Over the past twenty years, restaurant front-of-the-house operations have undergone massive innovation with the introduction of point-of-sale systems, AI order taking in the drive thru, mobile ordering, third party delivery, and online reservation platforms such as OpenTable (whose former President and Chief Technology Officer sits on Miso’s board of directors). Over that same period, however, the back-of-the-house operations have remained relatively unchanged.

Today, restaurant innovation is finally shifting to the kitchen. We believe this change is heavily driven by restaurants’ urgent need to solve their growing inability to source and retain long-term kitchen labor, a problem which was further accelerated by the COVID-19 pandemic. And we believe that this problem has become perhaps the single most important issue facing restaurants. Further, with birth rates dropping materially in most countries around the globe1 and so many of these restaurant jobs traditionally going to younger workers, we believe this labor crisis stands to only become worse.

1 United Nations World Population Prospects 2022 (https://population.un.org/wpp/)

Additionally, we believe that daily advances in AI, rapidly escalating minimum wages (such as California’s switch to a $20 per hour minimum wage for restaurants), and the commoditization of robotics have combined to create massive momentum in the restaurant automation space. We believe that Flippy’s automation of the fry station represents a potentially massive $4 billion U.S. revenue opportunity for Flippy alone in a market that, importantly, remains fragmented, underdeveloped, undercapitalized, and ripe with growth opportunities for a company with Miso’s first-mover advantage.

Most recently, Miso has:

•	sharpened its product focus,

•	evolved its leadership,

•	injected the cost and infrastructure disciplines necessary for rapid scaling and commercialization of its products,

•	acquired the assets of Zignyl, Inc. (“Zignyl”), and

•	acquired certain patent and intellectual property assets previously developed by Zume Pizza (the “Zume Assets”).

Operating Results

Miso’s operating expenses primarily consist of research and development, sales and marketing, and general and administrative costs. For Interim 2026, total operating expenses were $15,650,825  compared to $7,324,242 for Interim 2025, which represents an increase of approximately 113.7%.

When breaking down expenses incurred during Interim 2026, Miso incurred an increase in, research and development costs from $477,143 in Interim 2025 compared to $2,363,230 for Interim 2026, representing an increase of approximately 395%. This increase was due to increased prototyping, software, and payroll costs.

Further, sales and marketing costs experienced a significant increase from $1,501,018 during Interim 2025 to $4,078,112 for Interim 2026 , which represents an increase of approximately 171.7% . The increase in spending was due to an increase in equity crowdfunding marketing expenses, internal brand promotion, and industry related conferences.

Revenues for Interim 2026 were consistent with those during Interim 2025. During the period ended June 30, 2026, Miso generated $323,630 in net revenue as compared to $311,223 for period ended June 30, 2025.

The following table presents the Company's revenue disaggregated by revenue source:

	Six Months Ended
	June 30,
	2026	2025
Hardware installation fees	$5,000	$17,000
Hardware & software usage fees	$318,630	$294,223
	$323,630	$311,223

Cost of net revenues consists primarily of parts used in building machines for lease, tooling and supplies, depreciation of robots and certain equipment, allocations of facility costs, contractors, freight and delivery, licenses and certifications, and allocations of personnel time in assembly, installation, and servicing. Our cost of net revenue was $1,010,446, resulting in a gross loss of $686,816 for Interim 2026. By contrast, Interim 2025 had a cost of net revenue of $635,943, and a gross loss of $324,720.

Liquidity and Capital Resources

Assets and Sources of Liquidity

To date, our operations have been financed by our exempt offerings of securities made in reliance on Regulation A, Regulation CF and both Rule 506(c) and Rule 506(b) of Regulation D. While we have generated limited revenue, that revenue has not been enough to sustain operations.

Cash and Cash Equivalents

As of June 30, 2026, Miso’s cash-on-hand was $7,417,232 as compared to $9,831,677 as of December 31, 2025. Cash represents the largest component of our current assets, with smaller amounts recorded as accounts receivable and other receivables.

Inventory

Inventory increased from $820,074 at December 31, 2025, to $1,357,840 at June 30, 2026 as we focused on purchasing what was needed for any upcoming installations, rather than having excessive inventory on hand, while our engineering team focused on advancements for the next-generation Flippy.

Property and Equipment

The net value of property and equipment (cost less accumulated depreciation) decreased from $911,520 to $817,974 between December 31, 2025, and June 30, 2026, respectively. This decrease was the result of depreciation.

Right of Use Assets

Our non-current assets include right of use assets associated with our operating leases and finance leases. For the period ended June 30, 2026, we recorded $379,318, year ended December 31, 2025, we recorded $222,567 for the operating lease right of use assets and $2,060,674 for the financing lease right of use assets as of June 30, 2026, compared to $2,418,947 for the financing lease right of use assets at December 31, 2025.

Sales of Securities

During the six months ended June 30, 2026, the Company received proceeds from sales of securities pursuant to Regulation A. During the six month period, the Company received subscriptions for gross proceeds of $7,857,241. The shares associated with those gross proceeds were not issued as of June 30, 2026, resulting in the presentation of this amount as a liability of the Company.

Liabilities and Material Commitments

Accounts Payable

Between December 31, 2025, and June 30, 2026, we experienced an increase in accounts payable from $380,840 to $654,103.

Lease Liabilities

Our liabilities include right of use liabilities associated with our operating leases and finance lease. We have included the right of use liability as of June 30, 2026 and December 31, 2025 to align with ASC 842 capital leasing guidelines.

As of June 30, 2026 and December 31, 2025, we recorded liabilities of $384,550 and $235,646 for the operating lease right of use liabilities, and $243,585 and $916,785 for the financing lease right of use liabilities, all respectively.

The Company is still reliant on investor financing to support its operations, and anticipates continuing offerings of securities to investors in 2026 utilizing Regulation A and Regulation D.

Cash Flows

Historical Cash Flows

	Six Months Ended June 30
	2026	2025
Net Cash Used in Operation Activities	$(9,565,023)	$(6,989,921)
Net Cash Provided by (Used in) Investing Activities	$182,866	$(103,621)
Net Cash Provided by Financing Activities	$6,967,712	$5,727,018

At June 30, 2026, our principal source of liquidity was cash and cash equivalents, which we achieved through our offerings of securities as discussed below in greater detail. We believe that additional financing will be required to meet our cash needs to continue development of the Company’s products.

Operating Activities

Cash used in operating activities included a net loss adjusted for several non-cash items such as depreciation & amortization, stock-based compensation, and other non-cash expenses.

Investing Activities

Primary investing activities included purchase of property and equipment.

Financial Activities

Primary sources of our financial activities included net proceeds from issuance and sales of the Company’s capital stock.

Previous and Current Financing

The following summarizes the Company’s financing history:

2025 Regulation A Offering

On June 5, 2025, the Company opened a Regulation A offering. As of September 26, 2026, the Company has received gross proceeds of $33,299,960.

2025 Regulation CF Offering

On January 28, 2025, the Company commenced an offering under Regulation CF which terminated in April 2025. Under that offering, the Company filed to sell up to 4,830,915 shares of Common Stock, plus issue up to 49,075 Bonus Shares (as defined in that Form C offering statement), for an aggregate of 4,879,990 shares. As of the close of that offering, the Company received gross proceeds of $4,913,241, including investor fees.

2025 Regulation D Offering

On January 28, 2025, the Company conducted stock offerings pursuant to Regulation D. Under that offering, the Company sold 129,742 shares of common stock and 2,690 bonus shares of common stock for aggregate proceeds of $660,938, including $16,121 in ancillary fees. The Company incurred in aggregate $24,926 in offering costs. The Regulation D offering closed on June 3, 2025.

2024 Regulation A Offering

On March 27, 2024, the Company received a notice of qualification for an offering pursuant to Regulation A. Under the offering, the Company sold 4,213,527 shares of common stock and 139,682 bonus shares of common stock for aggregate proceeds of $21,253,745, including $312,516 in ancillary fees. The Company incurred in aggregate $1,349,453 in offering costs. The Regulation A offering closed on October 18, 2024. At the end of December 31, 2024, the Company recorded $471,283 of subscription receivable from the Regulation A offering. As of June 2025, the Company received all subscription receivables.

2024 Regulation D Offering

On March 1, 2024, the Company conducted stock offerings pursuant to Regulation D. Under that offering, the Company sold 240,454 shares of common stock and 7,186 bonus shares of common stock for aggregate proceeds of $1,224,993, including $29,876 in ancillary fees. The Company incurred, in aggregate, $104,118 in offering costs. The Regulation D offering closed on October 31, 2023.

Subscription Receivable

At year end December 31, 2025, the Company recorded $330,221 of subscription receivable from the Regulation A offering. As of June 2026, the Company received all subscription receivables.

At year end December 31, 2024, the Company recorded $471,283 of subscription receivable from the Regulation A offering. As of June 2025, the Company received all subscription receivables.

Options

During the year ended December 31, 2025, option holders exercised options into 29,330 shares of common stock for proceeds of $8,859.

During the year ended December 31, 2024, option holders exercised options into 21,733 shares of common stock for proceeds of $20,906.

2023 Stock Purchase Agreement & Issuance of Warrants

On March 10, 2023, Miso and Ecolab entered into a stock purchase agreement whereby Miso agreed to sell and issue 3,015,323 shares of Series A-1 Preferred Shares and warrants to Ecolab for a total purchase price of $15,015,000. Use of the funds includes product development and other operating expenses. The securities were sold pursuant to Rule 506(c) of Regulation D.

Furthermore, Ecolab was issued warrants which allow it to purchase up to 3,015,323 shares of Series A-1 Preferred Stock (at a per share price of $4.97) or other preferred stock. If the warrants are exercised for the latter, then the price per share shall be the number of shares equal to $15,000,001 divided by the lesser of the “original issue price” of such other preferred stock and $4.9745920, in each case, prior to (or in connection with) the expiration of these warrants, which will no longer be exercisable as of 5:00 p.m., Pacific time, on March 10, 2033.

In May 2023, the Company issued warrants to J&R Pikover Family Trust that allow it to purchase up to 11,765 shares of Common Stock with an exercise price of $4.25 per share. The warrants vest in tranches through February 2024, and expire June 2033.

In May 2023, the Company issued warrants to Jake Brewer, allowing the purchase of up to 12,500 shares of Common Stock with an exercise price of $4.25 per share. The warrants expire in June 2033.

2023 Regulation CF

On October 12, 2023, Miso completed a Regulation CF offering of Common Stock and issued 981,658 shares for gross proceeds of $4,985,539. Additionally, Miso issued 43,313 bonus shares. In connection with the raise, Miso incurred issuance costs of $424,915 in 2023. Miso issued the shares at a price per share of $4.97.

Indebtedness

As of June 30, 2026, the Company had the following indebtedness:

Name	Amount Outstanding	Interest Rate		Start Date		Maturity Date
Farnam Street Financial	$0	0%		8/1/2022	(1)	12/31/2025	(1)
Camber Road Partners	$243,585	25.04%		9/1/2023	(2)	8/31/2026
J. and R. Pikover Family Trust	$373,097	3.86	%(3)	11/1/2021		10/31/2027

(1) Start date of fixed monthly rental payments; interim payments were made starting April 2022. In 2024, the Company extended this lease with Farnam Street Financial for an additional year. In 2025, the Company entered into a $740,000 lease termination settlement to be paid monthly from May 2025 to December 2025. Upon termination, the Company derecognized the related finance lease liability of $994,893 and ROU asset of $927,336. The Company recorded a gain on lease termination of $67,557, recognized net settlement loss of $659,693 ($700,000 on settlement loss less $80,307 auction proceeds from the equipment) and a loss for the forfeiture of deposit of $202,390. Net loss on the termination of this finance lease was $794,526 during the six months ended June 30, 2025. As of June 30, 2026, the Company has settled this lease obligation in full.

(2) Start date of fixed monthly payments were made starting September 2023; interim payments were made starting August 2022. As of the date of this filing, all scheduled payments have been made in full and no more are due.

(3) Interest rates are 3.86% used to capitalize the stream of real estate lease payments.

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $16,287,120  and $8,597,797 for the six months ended June 30, 2026 and 2025, respectively, and has incurred negative cash flows from operations for the six months ended June 30, 2026 and 2025. As of June 30, 2026, the Company had an accumulated deficit of $169,995,082  and cash of $7,417,232, relative to negative cash flows from operating activities during the six months then ended. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. The Company plans to continue raising capital in 2026 to fund its cash flow needs through the issuance of stock. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Plan of Operations and Trends

Miso intends to focus on the following throughout the rest of 2026:

●	Optimizing and improving the newest generation of Flippy;

●	Improving Flippy customer support through its offerings for 24/7 remote support, regular unit maintenance, and improved employee training for existing customers, while also optimizing remote support to reduce the costs associated with these services;

●	Continuing our implementation of cost discipline and optimization, including by seeking to offshore certain roles;

●	Executing maintenance and expansion (through new filings) of our library of patents and IP;

●	Optimizing our data gathering and analysis to drive both improved internal decision-making and exploration of external monetization opportunities;

●	Installations of the new generation of Flippy, such as recent installations at operaters of White Castle, Insert Coin, Zesty Eatz, Inspire Brands, Carl’s Jr., and Levy Restaurants; and

●	Building out new pricing strategies for Flippy.

Additionally, following the Company’s acquisition of the assets of Zignyl, the Company is working to fully integrate the acquired technology into the architecture of Miso’s platform, systems, and vision. Once integrated, we anticipate that this will allow for the acceleration of the growth of Miso’s restaurant operations platform vision, with additional cross-selling opportunities across Miso’s products. Near-term expense growth related to Zignyl and its combination with the Company’s Zippy product includes increased engineering, product, and sales headcount. In addition, we engaged a consultant to carry out the role of leading the Zignyl/Zippy integration, which will have the result of increasing expenses in the near term. The consulting agreement includes an annual consulting fee of $200,000 (which, as of the date of this filing, has been reduced by half), plus stock options with a total grant value of up to $4 million conditioned upon vesting and achieving specific Zignyl/Zippy installation milestones and recurring revenue.

On June 2, 2026, the Company completed an additional asset acquisition, acquiring patents of Zume Pizza from Congruens Group LLC for total consideration of 6,387 shares of the Company’s common stock valued at $5.48 per share, or $35,001. Zume Pizza was one of the earliest and most well funded companies in food robotics. The addition of Zume’s technology is expected to help Miso to accelerate new features for its Flippy Fry Station robot, unlock the ability to expand its food robotics platform more rapidly into adjacent products, and drive new revenue through patent licensing and enforcement.

Significant Events

On May 22, 2026, the Company entered into a First Amendment to its operating lease with the J. and R. Pikover Family Trust for its laboratory facility located at 650–656 East Green Street, Pasadena, California. The amendment extended the lease term by one year, from November 1, 2026 through October 31, 2027, at a base rent of $24,634.57 per month, exclusive of common area maintenance charges, which are treated as variable lease payments and expensed as incurred.

Item 2.	OTHER INFORMATION

None.

Item 3.	FINANCIAL STATEMENTS

MISO ROBOTICS, INC.

FINANCIAL STATEMENTS

JUNE 30, 2026

UNAUDITED

FINANCIAL STATEMENTS AS OF JUNE 30, 2026 (UNAUDITED) AND DECEMBER 31, 2025 (AUDITED) AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2026 (UNAUDITED) AND JUNE 30, 2025 (UNAUDITED):

MISO ROBOTICS, INC.

BALANCE SHEETS

UNAUDITED

	June 30,	December 31,
	2026	2025
ASSETS
Current assets:
Cash and cash equivalents	$7,417,232	$9,831,677
Accounts receivable, net	2,000	106,600
Inventory	1,357,840	820,074
Prepaid expenses and other current assets	571,837	506,522
Subscription receivable	-	330,702
Other receivables	15,553	15,188
Deferred offering costs	547,156	-
Total current assets	9,911,618	11,610,762
Property and equipment, net	817,974	911,520
Operating lease right of use assets, net	379,318	222,567
Finance lease right of use assets, net	2,060,674	2,418,947
Intangible assets, net	934,419	-
Total assets	$14,104,003	$15,163,796

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$654,103	$380,840
Accrued expenses and other current liabilities	420,342	149,870
Deferred revenue	107,900	187,900
Subscription liability	7,857,241	-
Operating lease right of use liabilities, current portion	286,799	235,646
Finance lease right of use liabilities, current portion	243,585	916,785
Total current liabilities	9,569,970	1,871,041
Operating lease right of use liabilities	97,751	-
Total liabilities	9,667,721	1,871,041

Commitments and contingencies

Stockholders' equity:
Series A-1 preferred stock, $0.0001 par value, 11,056,183 shares authorized, 3,015,323 shares issued and outstanding as of both June 30, 2026 and December 31, 2025, liquidation preferences of $15,000,000 as of both June 30, 2026 and December 31, 2025	301	301
Undesignated preferred stock, $0.0001 par value, 628,619 shares authorized as of both June 30, 2026 and December 31, 2025	-	-
Common stock, $0.0001 par value, 80,000,000 shares authorized; 53,846,678 and 52,014,848 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively 9,844 plan RSA shares and 1,094,890 Zignyl service-contingent shares unvested as of June 30, 2026, and 22,969 shares unvested as of December 31, 2025	5,383	5,200
Additional paid-in capital	174,425,680	167,281,604
Loan and interest receivable, related parties	-	(286,388)
Accumulated deficit	(169,995,082)	(153,707,962)
Total stockholders' equity	4,436,282	13,292,755
Total liabilities and stockholders' equity	$14,104,003	$15,163,796

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

MISO ROBOTICS, INC.

STATEMENTS OF OPERATIONS

UNAUDITED

	Six Months Ended
	June 30,
	2026	2025
Net revenue	$323,630	$311,223
Cost of net revenues	1,010,446	635,943
Gross loss	(686,816)	(324,720)

Operating expenses:
Research and development	2,363,230	477,143
Sales and marketing	4,078,112	1,501,018
General and administrative	9,209,483	5,346,081
Total operating expenses	15,650,825	7,324,242

Loss from operations	(16,337,641)	(7,648,962)

Other income (expense):
Interest expense	(80,508)	(228,577)
Interest income	142,832	83,734
Loss on finance lease termination	-	(803,992)
Other income (expense)	(11,803)	-
Total other income (expense), net	50,521	(948,835)

Net loss	$(16,287,120)	$(8,597,797)

Weighted average common shares outstanding - basic and diluted	52,370,228	47,930,198

Net loss per common share - basic and diluted	$(0.31)	$(0.18)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

MISO ROBOTICS, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

UNAUDITED

	Series A-1				Common Stock		Additional	Additional Paid-in Capital		Loan and Interest		Total
	Preferred Stock		Common Stock		Subscribed		Paid-in	Common Stock	Subscription	Receivable,	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Subscribed	Receivable	Related Parties	Deficit	Equity
Balances at December 31, 2024	3,015,323	$301	47,361,320	$4,735	-	$-	$143,708,852	$-	$(471,283)	$(277,838)	$(134,242,084)	$8,722,683
Issuance of common stock - Regulation CF and D	-	-	1,101,279	110	-	-	4,938,213	-	471,283	-	-	5,409,606
Common stock subscribed - Regulation A	-	-	-	-	233,815	24	-	1,162,034	-	-	-	1,162,058
Offering costs	-	-	-	-	-	-	(75,675)	-	-	-	-	(75,675)
Exercise of stock options	-	-	200	-	-	-	359	-	-	-	-	359
Repayment of loan, and interest to related party	-	-	-	-	-	-	-	-	-	(4,207)	-	(4,207)
Stock-based compensation expense	-	-	-	-	-	-	97,418	-	-	-	-	97,418
Net loss	-	-	-	-	-	-	-	-	-	-	(8,597,797)	(8,597,797)
Balances at June 30, 2025	3,015,323	$301	48,462,799	$4,845	233,815	$24	$148,669,167	$1,162,034	$-	$(282,045)	$(142,839,881)	$6,714,445

Balances at December 31, 2025	3,015,323	$301	52,014,848	$5,200	-	$-	$167,281,604	$-	$-	$(286,388)	$(153,707,962)	$13,292,755
Issuance of common stock for asset acquisitions	-	-	1,831,205	183	-	-	1,034,819	-	-	-	-	1,035,002
Exercise of stock options	-	-	625	-	-	-	125	-	-	-	-	125
Repayment of loan, and interest to related party	-	-	-	-	-	-	-	-	-	286,388	-	286,388
Stock-based compensation expense	-	-	-	-	-	-	6,109,132	-	-	-	-	6,109,132
Net loss	-	-	-	-	-	-	-	-	-	-	(16,287,120)	(16,287,120)
Balances at June 30, 2026	3,015,323	$301	53,846,678	$5,383	-	$-	$174,425,680	$-	$-	$-	$(169,995,082)	$4,436,282

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

MISO ROBOTICS, INC.

STATEMENTS OF CASH FLOWS

UNAUDITED

	Six Months Ended
	June 30,
	2026	2025
Cash flows from operating activities:
Net loss	$(16,287,120)	$(8,597,797)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	6,109,132	97,418
Depreciation	197,068	158,268
Loss on finance lease termination	-	803,992
Amortization of intangible assets	100,583	-
Amortization of finance lease right of use assets	358,273	459,327
Changes in operating assets and liabilities:
Accounts receivable	104,600	(2,724)
Inventory	(537,766)	(7,704)
Prepaid expenses and other current assets	(65,315)	(358,803)
Other receivables	(366)	32,971
Accounts payable	273,263	307,984
Accrued expenses and other current liabilities	270,472	127,134
Deferred revenue	(80,000)	-
Operating lease right of use liabilities, net	(7,847)	(9,987)
Net cash used in operating activities	(9,565,023)	(6,989,921)
Cash flows from investing activities:
Purchases of property and equipment	(103,522)	(99,414)
Repayment of loan, and interest to related party	286,388	-
Cash received from loan repayment	-	(4,207)
Net cash provided by/(used in) investing activities	182,866	(103,621)
Cash flows from financing activities:
Repayment of finance lease right of use liabilities	(673,200)	(629,330)
Proceeds from refundable common stock subscriptions	7,345,620	4,938,323
Collection of subscription receivable	330,702	471,283
Common stock subscribed - Regulation A	-	1,162,058
Exercise of stock options	125	359
Payment of finance lease settlement liability	-	(140,000)
Offering costs	(35,535)	(75,675)
Net cash provided by financing activities	6,967,712	5,727,018
Net change in cash and cash equivalents	(2,414,445)	(1,366,523)
Cash and cash equivalents at beginning of period	9,831,677	5,306,910
Cash and cash equivalents at end of period	$7,417,232	$3,940,387

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$80,508	$-

Supplemental disclosure of non-cash investing and financing activities:
Common stock issued for intangible assets acquired	$1,035,002	$-
Right of use asset obtained in exchange for operating lease liability	$289,526	$-
Derecognition of finance lease right of use assets due to termination	$-	$927,336
Derecognition of finance lease right of use liabilities due to termination	$-	$994,893
Recognition of settlement liability due to finance lease termination	$-	$740,000

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements

MISO ROBOTICS, INC.

NOTES TO THE FINANCIAL STATEMENTS

UNAUDITED

1.	NATURE OF OPERATIONS

Miso Robotics, Inc. (the “Company”) was incorporated on June 20, 2016 as Super Volcano, Inc. under the laws of the State of Delaware. The Company changed its name to Miso Robotics, Inc. on October 3, 2016. The Company develops and manufactures artificial intelligence and AI robots for complex, regulated environments, specifically for the food industry. The Company is headquartered in Los Angeles, California (Pasadena).

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $16,287,120 and $8,597,797 for the six months ended June 30, 2026 and 2025, respectively, and has incurred negative cash flows from operations for the six months ended June 30, 2026 and 2025. As of June 30, 2026, the Company had an accumulated deficit of $169,995,082 and cash of $7,417,232, relative to negative cash flows from operating activities during the six months then ended. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. The Company plans to continue raising capital in 2026 to fund its cash flow needs through the issuance of stock. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company’s fiscal year is December 31.

Unaudited Interim Financial Information

The unaudited interim financial statements and related notes have been prepared in accordance with U.S. GAAP for interim financial information, within the rules and regulations of the United States Securities and Exchange Commission (the “SEC”). Certain information and disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. The unaudited interim financial statements have been prepared on a basis consistent with the audited financial statements and in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of the results for the interim periods presented and of the financial condition as of the date of the interim balance sheet. The financial data and the other information disclosed in these notes to the interim financial statements related to the six-month periods are unaudited. Unaudited interim results are not necessarily indicative of the results for the full fiscal year. The accompanying unaudited interim financial statements should be read in conjunction with the Company’s audited financial statements and the notes thereto for the year ended December 31, 2025.Certain amounts presented in the supplemental disclosure of non-cash investing and financing activities for the six months ended June 30, 2025 on statements of cash flows have been amended from the amounts previously reported to correct the amounts based on the Company’s audited financial statements for the year ended December 31, 2025.

MISO ROBOTICS, INC.

NOTES TO THE FINANCIAL STATEMENTS

UNAUDITED

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuations of common stock, stock options and lease accounting inputs. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. As of June 30, 2026 and December 31, 2025, the Company had cash of $7,167,232 and $9,417,608, respectively, in excess of federally insured limits.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents subjecting the Company to significant credit risks.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s financial assets and liabilities approximate their fair values.

Accounts Receivable

Accounts receivable are derived from products and services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of June 30, 2026 and December 31, 2025, the Company had an allowance for doubtful accounts of $0. During the six months ended June 30, 2026 and 2025, the Company did not record any bad debt expense. The Company did not record any allowance for bad debt on other receivables during the six months ended June 30, 2026 and 2025.

MISO ROBOTICS, INC.

NOTES TO THE FINANCIAL STATEMENTS

UNAUDITED

Inventory

Inventory is stated at the lower of cost or market and accounted for using the specific identification cost method. As of June 30, 2026 and December 31, 2025, inventory consisted of raw materials for future use in building robotic equipment, which is expected to be reclassified to right of use assets upon commencement of use of this inventory. Management reviews its inventory for obsolescence and impairment as it is determined necessary.

As of June 30, 2026 and December 31, 2025, the Company reviewed its inventory and determined that $0 and $130,722, respectively, worth of inventory related to Flippy Lite and CookRight Coffee product lines were obsolete, resulting in a write off. Since the associated inventory is financed under the finance lease in Note 11, the write off of inventory resulted in an impairment of the Finance lease right of use asset in the amount of $0 and $85,984 and an increase to cost of net revenues of $0 and $130,722, which is included in cost of net revenues for the six months ended June 30, 2026 and for the year ended December 31, 2025, all respectively. Inventory consists of the following:

	June 30,	December 31,
	2026	2025
Raw materials	$1,357,840	$820,074
	$1,357,840	$820,074

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense is recognized using the straight-line method over the estimated useful life of each asset, as follows:

Estimated Useful Life
Computer equipment and software	2 - 3 years
Kitchen and lab equipment	5 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of lease term or 5 years

Estimated useful lives are periodically assessed to determine if changes are appropriate. Maintenance and repairs are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost of these assets and related accumulated depreciation or amortization are eliminated from the balance sheet and any resulting gains or losses are included in the statement of operations loss in the period of disposal.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future undiscounted cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company did not record any impairment losses on long-lived assets during the six months ended June 30, 2026 and 2025.

Intangible Assets and Asset Acquisitions

The Company evaluates each acquisition of assets or of a business to determine whether it should be accounted for as a business combination under ASC 805, Business Combinations, or as an asset acquisition. When substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, the transaction is accounted for as an asset acquisition. In an asset acquisition, the Company allocates the cost of the acquisition, including direct transaction costs, to the identifiable assets acquired on a relative fair value basis, and no goodwill is recognized. Consideration payable in the Company’s equity is measured at fair value, and shares whose delivery or vesting is contingent upon the continued provision of services by the seller or its personnel are accounted for as share-based payment awards under ASC 718 rather than as consideration for the assets acquired. Intangible assets consist of acquired technology and patents and are stated at cost. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives, and the Company reviews intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

MISO ROBOTICS, INC.

NOTES TO THE FINANCIAL STATEMENTS

UNAUDITED

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on the balance sheet. When subscription receivables are not received prior to the issuance of financial statements, at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders’ equity on the balance sheet.

Subscription Liability

Subscription proceeds received for shares that have not been issued as of the balance sheet date, and that remain refundable to the subscriber, are recorded as a subscription liability rather than within stockholders’ equity. Offering costs directly related to those subscriptions are deferred and charged against additional paid-in capital upon issuance of the related shares.

Revenue Recognition

The Company adopted ASC Topic 606, “Revenue from Contracts with Customers”, which establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods and services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, at an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

●	Identification of a contract with a customer;
●	Identification of the performance obligations in the contract;
●	Determination of the transaction price;
●	Allocation of the transaction price to the performance obligations in the contract; and
●	Recognition of revenue when or as the performance obligations are satisfied, adjusting for recognition of credits when performance is recognized unsatisfactorily.

Revenue is recognized when the product has been delivered to the customer's location. The Master Service Agreement specifies the amount that the Company expects in exchange for those services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company derives its revenue from hardware installation and hardware and software usage. Sales tax is collected on sales in California and these taxes are recorded as a liability until remitted. For the six months ended June 30, 2026 and 2025, the Company applied credits totaling $3,000 and $5,276, respectively, against the agreements to reduce the recognized revenues as consideration to the Company’s customers for unsatisfactory performance on the Company’s agreements.

Hardware Installation

The Company satisfies its performance obligation and revenue is recorded at the point in time when hardware is installed at the customer’s location. The Company retains ownership of the installed hardware, including all improvements, enhancements, modifications, and all intellectual rights thereto. The Company invoices customers upon delivery of the hardware, and payments from such customers are due upon invoicing.  Installation fees that have been paid but performance obligations have not been satisfied are recorded as deferred revenue.

MISO ROBOTICS, INC.

NOTES TO THE FINANCIAL STATEMENTS

UNAUDITED

Hardware & Software Usage

Hardware & software usage fees are recognized as revenue as the performance obligation is satisfied over time. Revenue is recognized monthly over the life of the contract. Service fees that have been invoiced or paid but performance obligations have not been met are recorded as deferred revenue.

Disaggregation of Revenue

The following table presents the Company's revenue disaggregated by revenue source:

	Six Months Ended
	June 30,
	2026	2025
Hardware installation fees	$5,000	$17,000
Hardware & software usage fees	318,630	294,223
	$323,630	$311,223

Significant Judgements

The Company estimates warranty claims reserves based on historical results and research and determined that a warranty reserve was not necessary as of June 30, 2026 and December 31, 2025.

Contract Balances

The Company invoices customers based upon contractual billing schedules, and accounts receivable are recorded when the right to consideration becomes unconditional. Contract liabilities represent a set-up fee prepayment received from a customer in advance of performance obligations met. Contract assets are presented as accounts receivable, net in the Company’s balance sheets and amounted to $2,000 and $106,600 as of June 30, 2026 and December 31, 2025, respectively.

	June 30,	December 31,
	2026	2025
Beginning balance	$106,600	$5,642
New invoices issued	323,630	514,798
Payments received	(428,230)	(413,840)
Ending balance	$2,000	$106,600

Contract liabilities are presented as deferred revenue in the Company’s balance sheets and amounted to $107,900 and $187,900 as of June 30, 2026 and December 31, 2025, respectively. The deferred revenue is expected to be recognized as revenue in the second half of 2026.

	June 30,	December 31,
	2026	2025
Deferred Revenue	$-	$-
Customer billings	107,900	187,900
Collections	-	-
	$107,900	$187,900

MISO ROBOTICS, INC.

NOTES TO THE FINANCIAL STATEMENTS

UNAUDITED

Cost of Net Revenues

Cost of net revenues consists primarily of parts used in building machines for lease, tooling and supplies, depreciation of robots and certain equipment, amortization of right of use assets for equipment deployed at customer sites, allocations of facility costs, contractors, freight and delivery, licenses and certifications, and allocations of personnel time in assembly, installation, and servicing.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the six months ended June 30, 2026 and 2025 amounted to approximately $1,607,000 and $609,000, respectively, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

Concentrations

During the six months ended June 30, 2026 and 2025, two customers accounted for a total of 73% and 90% of the Company’s revenue, respectively. Loss of either of these customers could have a material impact on the Company’s financial position. As of June 30, 2026, one customer accounted for 100% of the Company’s accounts receivable, and as of December 31, 2025, two customers accounted for 100% of the Company’s accounts receivable.

The Company is dependent on third-party vendors to supply inventory and products for research and development activities and parts for building products. In particular, the Company relies and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company’s operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

Convertible Instruments

The Company’s convertible debt instruments are debt host financial instruments containing embedded features, some of which may be required to be bifurcated from the debt-host and recognized as separate derivative liabilities subject to initial and subsequent periodic estimated fair value measurements under ASC Topic 815. Embedded features are assessed to determine if they require bifurcation as derivatives. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument.

Accounting for Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company. The Company has presented preferred stock within stockholders' equity.

MISO ROBOTICS, INC.

NOTES TO THE FINANCIAL STATEMENTS

UNAUDITED

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is not amortized.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

MISO ROBOTICS, INC.

NOTES TO THE FINANCIAL STATEMENTS

UNAUDITED

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive for the six months ended June 30, 2026 and 2025, diluted net loss per share is the same as basic net loss per share. Potentially dilutive items included the following:

	Six Months Ended
	June 30,
	2026	2025
Series A-1 Preferred Stock (convertible to common stock)	3,015,323	3,015,323
Common Stock Warrants	2,766,452	2,766,452
Preferred Stock Warrants	3,021,542	3,021,542
Unvested restricted common stock	1,104,734	-
Options to purchase common stock	13,079,146	1,696,841
Total potentially dilutive shares	22,987,197	10,500,158

Leases

The Company adopted Accounting Standard Update (“ASU”) 2016 02, Leases (ASC 842), which required a lessee to recognize a right-of-use (ROU) asset and a lease liability in its balance sheet. The Company also elected a policy to not apply the recognition requirements of ASC 842 for short-term leases with a term of 12 months or less.

At the commencement date, the Company classifies each lease either as operating lease or finance lease. A lease is a finance lease when it meets any of the following criteria:

a.	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.

b.	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

c.	The lease term is for the major part of the remaining economic life of the underlying asset. However, if the commencement date falls at or near the end of the economic life of the underlying asset, this criterion shall not be used for purposes of classifying the lease.

d.	The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.

e.	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

An operating lease is a lease other than a finance lease.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make payments arising from the lease. Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments: (a) fixed payments (including in substance fixed payments), less any lease incentives, (b) variable lease payments that are based on an index or a rate, (c) the exercise price of an option to purchase the underlying asset if the lessee is reasonable certain to exercise that option, (d) payments for penalties for terminating the lease if the lease term reflects the lessee exercising an option to terminate the lease, (e) fees paid by the lessee to the owners of a special-purpose entity for structuring transaction, and (f) amounts expected to be payable by the lessee under residual value guarantees. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Company’s incremental borrowing rate. As most leases do not provide an implicit rate, the Company uses an incremental borrowing rate that is based on the estimated rate of interest for a collateralized borrowing of a similar asset, using a similar term as the lease payments at the commencement date. ROU assets are measured at cost comprising the following: (a) the amount of the initial measurement of lease liability, (b) any lease payments made at or before the commencement date less any lease incentives received, and (c) any initial direct costs.

Lease terms may include options to extend or terminate the lease.

MISO ROBOTICS, INC.

NOTES TO THE FINANCIAL STATEMENTS

UNAUDITED

Renewal option periods are included within the lease term and the associated payments are recognized in the measurement of the ROU asset and lease liability when they are at our discretion and considered reasonably certain of being exercised.

After the commencement date, the operating lease liability is measured at the present value of the lease payments not yet paid using the interest rate established at commencement date (unless the rate has been updated after the commencement date). The operating ROU asset is measured at the amount of lease liability, adjusted for, unless the ROU asset has been previously impaired: a) prepaid or accrued lease payments, b) the remaining balance of any lease incentives received, and (c) unamortized initial direct costs. The finance lease liability is measured by increasing the carrying amount to reflect interest on the lease liability and reducing the carrying amount to reflect the lease payments made during the period. The lessee shall determine the interest on the lease liability in each period during the lease term as the amount that produces a constant periodic discount rate on the remaining balance of the liability, taking into consideration the reassessment requirements in. The finance lease ROU asset is measured at cost less any accumulated amortization and any accumulated impairment losses, taking into consideration the reassessment requirements. The finance lease ROU asset is being amortized on a straight-line basis, unless another systematic basis is appropriate over its estimated useful life or lease term, whichever is shorter.

Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU No. 2024-03, Disaggregation of Income Statement Expenses (Subtopic 220-40). The ASU requires the disaggregated disclosure of specific expense categories, including purchases of inventory, employee compensation, depreciation, and amortization, within relevant income statement captions. This ASU also requires disclosure of the total amount of selling expenses along with the definition of selling expenses. The ASU is effective for annual periods beginning after December 15, 2027 for private entities. Adoption of this ASU can either be applied prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to any or all prior periods presented in the financial statements. Early adoption is also permitted. We are currently evaluating the provisions of this ASU.

In September 2025, the FASB issued ASU No. 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. The ASU simplifies the capitalization guidance by removing all references to prescriptive and sequential software development stages (referred to as “project stages”) throughout ASC 350-40. The ASU is effective for annual periods beginning after December 15, 2027, and interim periods within those fiscal years. Adoption of this ASU can be applied prospectively for reporting periods after its effective date; or follow a modified transition approach that is based on the status of the respective projects and whether software costs were capitalized before the date of adoption; or retrospectively to any or all prior periods presented in the financial statements. Early adoption is permitted. We are currently evaluating the provisions of this ASU and do not expect this ASU to have a material impact on our financial statements.

In December 2025, the FASB issued ASU No. 2025-12, Codification Improvements. The ASU addresses thirty-three items, representing the changes to the Codification that (1) clarify, (2) correct errors, or (3) make minor improvements. Generally, the amendments in this Update are not intended to result in significant changes for most entities. The ASU is effective for interim reporting periods within annual reporting periods beginning after December 15, 2026. The adoption method of this ASU may vary, on an issue-by-issue basis. Early adoption is permitted. We are currently evaluating the provisions of this ASU and do not expect this ASU to have a material impact on our financial statements.

MISO ROBOTICS, INC.

NOTES TO THE FINANCIAL STATEMENTS

UNAUDITED

Recently Adopted Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. We adopted this ASU on a prospective basis effective January 1, 2025.

On July 4, 2025, the U.S. H.R.1, an act to provide for reconciliation pursuant to title II of H. Con. Res. 14. (the “OBBBA”) was enacted. The OBBBA introduces multiple tax law and other legislative changes, including modifications to income tax provisions such as domestic research and development expenses, capital expenditures, and U.S. taxation of international earnings; the repeal or acceleration of the sunset of certain tax credits under the 2022 Inflation Reduction Act and elimination of certain penalties for violations of certain regulatory credit programs. We have recognized the effects of the OBBBA provisions in our financial results to the extent they are applicable to the year ended December 31, 2025. We will continue to evaluate the impact of these provisions on our subsequent financial statements.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments in this update provide a practical expedient permitting an entity to assume that conditions at the balance sheet date remain unchanged over the life of the asset when estimating expected credit losses for current accounts receivable and current contract assets. We adopted this ASU on a prospective basis effective January 1, 2026. The adoption of this ASU did not have a material impact on our financial statements.

In December 2023, the FASB issued ASU No. 2023-08, Accounting for and Disclosure of Crypto Assets (Subtopic 350-60) (“new crypto assets standard”). The new crypto assets standard requires certain crypto assets to be measured at fair value separately on the balance sheet with changes reported in the statement of operations each reporting period. The new crypto assets standard also enhances the other intangible asset disclosure requirements by requiring the name, cost basis, fair value, and number of units for each significant crypto asset holding. We adopted the new crypto assets standard on January 1, 2025. The adoption did not have an impact of the Company’s financial statements because the Company does not hold any crypto assets.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4.	ASSET ACQUISITIONS

Zignyl, Inc.

On January 1, 2026, the Company entered into an asset purchase agreement with Zignyl, Inc. (Zignyl), a Delaware corporation, pursuant to which the Company acquired substantially all of Zignyl’s operating assets (the “Acquired Assets”). The Acquired Assets included fixed assets (equipment, office systems, vehicles), customer agreements, assigned contracts, trade rights (including the corporate name and trademarks), intellectual property (patents and filings, copyrights, trade secrets, and domain names), and computer software. Certain assets were excluded from the transaction, including accounts receivable for services rendered prior to closing, cash and cash equivalents, tax refunds attributable to pre-closing periods, corporate records, and other assets necessary for Zignyl’s post-closing wind-up and liquidation. The agreement provided for no cash consideration and for the issuance of 1,824,818 shares of the Company’s common stock, which the parties valued at $5.48 per share, based on the Company’s most recent fundraising round in November 2025, for a stated aggregate value of approximately $10,000,000. The shares are deliverable in ten tranches of approximately 182,482 shares each, comprising an initial tranche delivered at closing and nine additional tranches that vest approximately every 60 days over an 18-month period, subject to the continued engagement of Matt Forbush (Mr. Forbush) under a consulting agreement.

The Company accounted for the transaction as an asset acquisition. The total purchase consideration for the Acquired Assets was approximately $10,000,000, consisting of the issuance of 1,824,818 shares of the Company’s common stock. Of the total consideration, only the initial tranche of 182,482 shares, which was not contingent upon continued service, was treated as consideration for the Acquired Assets and was recorded as acquired technology of $1,000,001, based on a fair value of the Company’s common stock of $5.48 per share. The acquired technology is being amortized on a straight-line basis over an estimated useful life of five years. No other costs associated with the acquisition were capitalized as part of the Acquired Assets. The remaining nine tranches, representing 1,642,336 shares, vest only upon Mr. Forbush’s continued engagement and are accordingly accounted for as a share-based payment award to a non-employee under ASC 718 rather than as consideration for the Acquired Assets (see Note 9, Stock-Based Payments). The full 1,824,818 shares were issued at closing and are included in the shares of common stock issued and outstanding as of June 30, 2026, of which 1,094,890 shares were unvested as of June 30, 2026.

MISO ROBOTICS, INC.

NOTES TO THE FINANCIAL STATEMENTS

UNAUDITED

The Company determined that the Zignyl transaction constitutes an asset acquisition rather than the acquisition of a business under ASC 805-10. In reaching this conclusion, the Company evaluated the definition of a business and the related guidance in ASC 805-10-53-5A through 55-9, including whether the acquired set included the necessary inputs and substantive processes to constitute a business. The Company also considered the guidance in ASC 805-10-55-5E through 55-5F regarding acquired inputs and substantive processes in a set that has outputs.

The principal assets acquired in the transaction consisted of Zignyl’s intellectual property and certain customer contracts. Although the Company assumed certain existing customer contracts, which represented negligible revenue, and engaged certain former Zignyl personnel, the acquired assets did not include a substantive process that, together with the acquired inputs, significantly contributed to the ability to produce outputs. In particular, the transaction was principally for the acquisition of Zignyl’s intellectual property rather than the continuation of Zignyl’s existing revenue-producing activities or operating processes. Prior to the acquisition, Zignyl provided a standalone, hardware-agnostic software platform through which restaurants managed scheduling, tasks, time clock, employee incentives and tip pooling, generating annual revenue of approximately $11,000.

Following the acquisition, the Company intends to integrate the acquired technology into the architecture of its own platform and systems, including enabling communication and data-sharing with the Company’s Flippy product. The acquired technology will not be operated or sold as a standalone product. Accordingly, the Company concluded that the acquired assets and activities did not constitute an integrated set containing the inputs and substantive processes necessary to constitute a business under ASC 805-10.

For purposes of evaluating the transaction under the SEC's reporting guidance, the Company also considered Rule 11-01(d) of Regulation S-X, which focuses on whether there is sufficient continuity of the acquired operations before and after the transaction such that disclosure of prior financial information is material to an understanding of future operations. The Company considered, among other factors, whether the nature of the revenue-producing activity would remain generally the same and whether the facilities, employee base, distribution system, sales force, customer base, operating rights, production techniques or trade names would remain after the acquisition. Although certain customer contracts and former Zignyl personnel were retained, the Company concluded that the nature of the revenue-producing activity would not remain the same because the acquired technology will be integrated into the Company's existing platform and used in connection with its Flippy product rather than operated as Zignyl's standalone software platform. Accordingly, the Company concluded that there was insufficient continuity of the acquired operations and that Zignyl's historical financial information was not material to an understanding of the Company's future operations.

Intangible assets recognized in connection with this asset acquisition totaled $1,000,001 as of June 30, 2026 (see Note 5, Intangible Assets, Net). Amortization expense on the acquired technology of $100,000 for the six months ended June 30, 2026 is included in general and administrative expenses in the statements of operations. Stock-based compensation expense of $5,986,909 related to the nine service-vesting tranches for the six months ended June 30, 2026 is also included in general and administrative expenses (see Note 9, Stock-Based Payments).

MISO ROBOTICS, INC.

NOTES TO THE FINANCIAL STATEMENTS

UNAUDITED

Congruens Group LLC

On June 2, 2026, the Company acquired certain patents, patent applications, and related intellectual property from Congruens Group LLC pursuant to an Asset Purchase Agreement. The transaction was accounted for as an asset acquisition under ASC 805-50, as the acquired assets did not constitute a business. As consideration, the Company agreed to issue 6,387 shares of common stock valued at $35,001, based on a per-share value of $5.48. The consideration was allocated to the acquired intangible assets based on their relative fair values. The Congruens Group LLC is also eligible to receive contingent earnout payments over six years based on specified licensing, enforcement, and product proceeds attributable to the acquired intellectual property. The Company will recognize such amounts when the applicable recognition criteria are met. The Company also evaluated the transaction under ASC 718 to determine whether any consideration represents compensation for services. Any amounts attributable to future services are recognized as compensation expense over the applicable service period. The acquired patents were recorded as an intangible asset of $35,001, and all of the consideration shares had been delivered as of June 30, 2026.

Intangible assets recognized in connection with this asset acquisition totaled $35,001 as of June 30, 2026 (see Note 5, Intangible Assets, Net).

MISO ROBOTICS, INC.

NOTES TO THE FINANCIAL STATEMENTS

UNAUDITED

5.	INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following as of June 30, 2026:

	Estimated	Gross Carrying	Accumulated	Net Carrying
	Useful Life	Amount	Amortization	Amount
Acquired technology	5 years	$1,000,001	$(100,000)	$900,001
Patents	5 years	35,001	(583)	34,418
Total intangible assets		$1,035,001	$(100,583)	$934,419

The Company had no intangible assets as of December 31, 2025. Amortization expense of $100,583 and $0 for the six months ended June 30, 2026 and 2025, respectively, was included in operating expenses in the statements of operations. The acquired technology is amortized on a straight-line basis over its estimated useful life of five years. The patents were acquired on June 2, 2026, and are amortized on a straight-line basis over its estimated useful life of five year. As of June 30, 2026, the Company had not identified any indicators of impairment related to its intangible assets.

As of June 30, 2026, estimated future amortization expense for the acquired technology is as follows:

Amount
Remainder of 2026	$103,500
2027	207,000
2028	207,000
2029	207,000
2030	209,919
Total	$934,419

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	June 30,	December 31,
	2026	2025
Computer equipment and software	$402,458	$418,320
Kitchen and lab equipment	987,836	871,952
Furniture and fixtures	107,228	107,228
Leasehold improvements	1,040,194	1,036,694
	2,537,716	2,434,194
Less: Accumulated depreciation and amortization	(1,719,742)	(1,522,674)
	$817,974	$911,520

Depreciation and amortization expense of $197,068 and $158,268 for the six months ended June 30, 2026 and 2025, respectively, were included in operating expenses in the statements of operations.

During the six months ended June 30, 2026 and 2025, the Company did not recognize any loss on disposal of property and equipment.

7.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	June 30,	December 31,
	2026	2025
Accrued personnel costs	$278,524	$76,858
Other	141,818	73,012
	$420,342	$149,870

MISO ROBOTICS, INC.

NOTES TO THE FINANCIAL STATEMENTS

UNAUDITED

8.	STOCKHOLDERS’ EQUITY

Amended and Restated Certificate of Incorporation

On January 11, 2022, the Company amended its Certificate of Incorporation and effected a 7-for-1 forward stock split of its authorized, designated, issued and outstanding shares of common stock. Accordingly, all share and per share amounts of the Company for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split. The Series A – D preferred stock conversion prices were proportionally adjusted as a result of the stock split. Furthermore, the Company increased its authorized shares of common and preferred stock to 80,000,000 shares and 11,684,802 shares, respectively.

In January 2023, the Company filed its 8th Amended and Restated Certificate of Incorporation, which removed the features specified for preferred shares, such as the Series A to E preferred shares authorized, original issue price, conversion ratio and liquidation price.

On March 8, 2023, the Company filed a certificate of designation of Series A-1 Preferred Stock wherein 11,048,732 shares of authorized preferred stock are to be designated as Series A-1 Preferred Stock. The Series A-1 Original Issue Price shall mean $4.9779468. Each share of Series A-1 Preferred Stock shall be convertible, at the option of the holder, into such number of fully paid and nonassessable shares of Common Stock as determined by dividing the Series A-1 Original Issue Price by Series A-1 Conversion Price. Series A-1 Conversion Price shall initially be equal to Series A-1 Original Issue Price.

The Company has issued Series A-1 convertible preferred stock (collectively referred to as “Preferred Stock”). As of June 30, 2026, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue a total of 11,684,802 shares of Preferred Stock, of which 11,056,183 shares were designated as Series A-1 Preferred Stock and the remaining 628,619 shares were undesignated. The Preferred Stock have a par value of $0.0001 per share.

Convertible Preferred Stock

As of June 30, 2026 and December 31, 2025, 3,015,323 shares of Series A-1 preferred stock were issued and outstanding.

The holders of the Preferred Stock have the following rights and preferences:

Voting

The holders of Preferred Stock are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of Preferred Stock could convert on the record date for determination of stockholders entitled to vote.

Dividends

The Company shall not declare, pay or set aside any dividends on shares of other classes of capital stock unless the holders of Preferred Stock then outstanding shall first receive, or simultaneously receive, on a pari passu basis, a dividend on each outstanding share of Preferred Stock on an as-converted basis.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the Series A-1 stockholders, on a pari passu basis, shall be entitled to a liquidation preference equal to the greater of (i) the original issuance price applicable to each series, plus any dividends declared but unpaid, or (ii) such amount per share as would have been payable had all shares of Series A-1 preferred stock been converted into common stock. After the payment of all preferential amounts to preferred stockholders, the remaining assets available for distribution shall be distributed among common stockholders on a pro-rata basis. The liquidation preference per share for Series A-1 is $4.97. The total liquidation preferences as of June 30, 2026 and December 31, 2025 amounted to $15,000,000.

MISO ROBOTICS, INC.

NOTES TO THE FINANCIAL STATEMENTS

UNAUDITED

Conversion

Each share of Preferred Stock is convertible into common stock, at the option of the holder, at any time after the date of issuance. In addition, each share of Preferred Stock will be automatically converted into shares of common stock at the applicable conversion ratio then in effect (i) upon the closing of a firm-commitment public offering resulting in at least $100,000,000 of gross proceeds to the Company at a price of at least $24.59 per share of common stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization, or (ii) upon the written consent of the holders of a majority of the then-outstanding shares of Preferred Stock, voting together as a single class.

Common Stock

As of June 30, 2026, the Company authorized 80,000,000 shares of common stock, at $0.0001 par value.

Common stockholders have voting rights of one vote per share and are entitled to elect one director of the Company. The voting, dividend, and liquidation rights of the holders of common stock are subject to and qualified by the rights, powers, and preferences of preferred stockholders.

During the six months ended June 30, 2026, the Company conducted a stock offering under Regulation A, under which it received subscriptions for 1,433,803 shares of common stock excluding bonus shares with gross subscription proceeds of $7,857,241, of which $7,345,620 was received in cash and $511,621 was applied directly against offering costs out of the subscription proceeds. The related shares had not been issued as of June 30, 2026 and the subscriptions remain refundable to the subscribers. Accordingly, the gross subscription proceeds of $7,857,241 are presented as a subscription liability within current liabilities rather than within stockholders’ equity, and the 1,433,803 subscribed shares are excluded from the shares of common stock issued and outstanding as of June 30, 2026. Offering costs of $547,156, comprising the $511,621 funded out of the subscription proceeds and $35,535 of costs previously recorded as issuance costs, have been deferred and are presented as deferred offering costs within current assets. The deferred offering costs will be charged against additional paid-in capital upon issuance of the related shares. No offering cost was recorded in stockholders’ equity for the six months ended June 30, 2026.

During the six months ended June 30, 2026, the Company collected $330,702 of subscription receivable outstanding as of December 31, 2025.

During the six months ended June 30, 2026, the Company issued 1,831,205 shares of common stock as consideration for its asset acquisitions, consisting of 1,824,818 shares issued to Zignyl, Inc. and 6,387 shares issued to Congruens Group LLC. These shares were not issued under the Company’s stock plans. Of those shares, 188,869 shares, consisting of the initial Zignyl tranche of 182,482 shares and the 6,387 Congruens shares, were recorded as consideration for the assets acquired at an aggregate value of $1,035,002. The remaining 1,642,336 Zignyl shares are subject to service-based vesting and are accounted for as stock-based compensation, of which 1,094,890 shares were unvested as of June 30, 2026 (see Note 4, Asset Acquisitions, and Note 9, Stock-Based Payments).

During the six months ended June 30, 2026, option holders exercised options into 625 shares of common stock for proceeds of $125.

As of June 30, 2026 and December 31, 2025, there were 53,846,678 and 52,014,848 shares of common stock issued and outstanding, respectively.

During the year ended December 31, 2025, the Company conducted stock offerings under Regulation CF, Regulation A, and Regulation D, resulting in the issuance of 4,624,198 shares of common stock for gross proceeds of $24,567,383. In connection with these offerings, the Company incurred aggregate offering costs of $1,703,242. As of December 31, 2025, the Company recorded a subscription receivable of $330,702 in connection with this issuance, which is presented as a current asset account within the balance sheet under subscription receivables.

During the year ended December 31, 2025, the Company collected $471,283 of subscription receivable outstanding from December 31, 2024.

During the year ended December 31, 2025, option holders exercised options into 29,330 shares of common stock for proceeds of $9,425.

MISO ROBOTICS, INC.

NOTES TO THE FINANCIAL STATEMENTS

UNAUDITED

9.	STOCK-BASED PAYMENTS

Warrants Summary

A summary of information related to common stock warrants for the six months ended June 30, 2026 and December 31, 2025 is as follows:

	Warrants	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2025	2,766,452	$1.62	$-
Granted	-	-	-
Exercised	-	-	-
Forfeited	-	-	-
Outstanding as of June 30, 2026	2,766,452	$1.62	$-

Exercisable as of June 30, 2026	2,766,452	$1.62	$-
Exercisable as of December 31, 2025	2,766,452	$1.62	$-

A summary of information related to preferred stock warrants for the six months ended June 30, 2026 and December 31, 2025 is as follows:

	Warrants	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2025	3,021,542	$4.98	$-
Granted	-	-	-
Exercised	-	-	-
Forfeited	-	-	-
Outstanding as of June 30, 2026	3,021,542	$4.98	$-

Exercisable as of June 30, 2026	3,021,542	$4.98	$-
Exercisable as of December 31, 2025	3,021,542	$4.98	$-

The Company did not record any service expense for the six months ended June 30, 2026 and 2025.

Super Volcano, Inc. 2016 Stock Plan

The Company has adopted the Super Volcano, Inc. 2016 Stock Plan (“2016 Plan”), as amended and restated, which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2016 Plan was 3,264,842 shares as of June 30, 2026. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2016 Plan’s inception. As of June 30, 2026, there were 2,668,676 shares available for grant under the 2016 Plan. Stock options granted under the 2016 Plan typically vest over a four-year period.

Miso Robotics, Inc. 2017 Stock Plan

The Company has adopted the Miso Robotics, Inc. 2017 Stock Plan (“2017 Plan”), as amended and restated, which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. On December 4, 2024, the Company increased its shares reserved in the Miso Robotics 2017 Stock Plan by 11 million. The number of shares authorized by the 2017 Plan was 19,068,774 shares as of June 30, 2026. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options and restricted common stock comprise all of the awards granted since the 2017 Plan’s inception. As of June 30, 2026, there were 4,056,672 shares available for grant under the 2017 Plan. Stock options granted under the 2017 Plan typically vest over a four-year period.

MISO ROBOTICS, INC.
NOTES TO THE FINANCIAL STATEMENTS
UNAUDITED

A summary of information related to stock options for the six months ended June 30, 2026 and December 31, 2025 is as follows:

	Options	Weighted Average Exercise Price	Instrinsic Value
Outstanding as of December 31, 2025	12,487,968	$0.25	$-
Granted	976,677	0.20
Exercised	(625)	0.20
Forfeited	(384,874)	0.62
Outstanding as of June 30, 2026	13,079,146	$0.24	$-

Exerciseable as of June 30, 2026	4,195,676	$0.31	$-
Exerciseable as of December 31, 2025	3,826,986	$0.35	$-

	Six Months Ended
	June 30,
	2026	2025
Weighted average grant-date fair value of options granted during period	$0.16	n/a
Weighted average duration (years) to expiration of outstanding options	7.31	8.54

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors:

	Six Months Ended
	June 30,
	2026	2025
Risk-free interest rate	3.95% - 4.10%	n/a
Expected dividend yield	0.00%	n/a
Expected volatility	90.00%	n/a
Expected life (in years)	7	n/a
Fair value per stock option	$0.159-$0.160	n/a

The total grant-date fair value of the options granted during the six months ended June 30, 2026 and 2025 was $155,538 and $0, respectively. Stock-based compensation expense for stock options of $97,810 and $73,005 was recognized under FASB ASC 718 for the six months ended June 30, 2026 and 2025, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $1,421,412 as of June 30, 2026, and will be recognized over a weighted average period of 0.38 years.

Restricted Common Stock

As of June 30, 2026 and December 31, 2025, the Company had 2,234,015 restricted shares of common stock outstanding under the option plans. No restricted shares were granted or forfeited under the option plans during the six months ended June 30, 2026. As of June 30, 2026 and December 31, 2025, 2,224,171 and 2,211,046 shares were vested, respectively, and 9,844 and 22,969 shares were unvested, respectively. The Company recorded stock-based compensation expense of $24,413 related to these awards for the six months ended June 30, 2026, and unrecognized compensation cost was $18,309 as of June 30, 2026.

Zignyl Nonemployee Share Award

In addition, as described in Note 4, Asset Acquisitions, 1,642,336 shares of common stock issued outside of the Company's stock plans in connection with the Zignyl asset acquisition vest in nine tranches of approximately 182,482 shares each at approximately 60-day intervals over an 18-month period, subject to the continued engagement of Matt Forbush under a consulting agreement. Each tranche vests only if Mr. Forbush's engagement continues from the grant date through that tranche's vesting date, and unvested shares are forfeited upon termination of the engagement. The award is accounted for as a nonemployee share-based payment under ASC 718 and was measured at its grant-date fair value of $9,000,001, based on a fair value of $5.48 per share of common stock as of January 1, 2026. In accordance with ASC 718-10-25-2C, the Company recognizes the cost in the same periods and manner as if it had paid cash for the services; because each tranche requires continuous service through its own vesting date, the cost of each tranche is recognized on a straight-line basis over that tranche's requisite service period (graded-vesting attribution). During the six months ended June 30, 2026, 547,446 shares vested and the Company recognized stock-based compensation expense of $5,986,909, included in general and administrative expense. As of June 30, 2026, 1,094,890 shares were unvested and unrecognized compensation cost was $3,013,092, expected to be recognized over a weighted-average period of 0.65 years.

MISO ROBOTICS, INC.
NOTES TO THE FINANCIAL STATEMENTS
UNAUDITED

Classification

Stock-based compensation expense was classified in the statements of operations as follows:

	Six Months Ended
	June 30,
	2026	2025
Research and development expenses	$80,050	$55,528
General and administrative expenses	6,029,082	41,890
	$6,109,132	$97,418

Stock-based compensation expense by award type

	Six Months Ended
	June 30,
	2026	2025
Options	$97,810	$73,005
RSAs	6,011,322	24,413
	$6,109,132	$97,418

10.	RELATED PARTY TRANSACTIONS

In July 2022, the Company entered into a note receivable agreement with Future VC, LLC, a Delaware limited liability company and a related party under common control, for a principal amount of $1,500,000. On June 26, 2023, the Company signed an omnibus agreement, reducing the interest rate from 12% to 3% as of January 1, 2024, considering the 25,000 warrants granted to Miso Robotics (see below). The note was to mature on the earlier of a) October 5, 2022 or b) at the closing of the next equity financing, at the Company’s election. As of June 30, 2026 and December 31, 2025, the outstanding principal was $0 and $266,403, and accrued interest was $0 and $19,985, respectively. On July 24, 2024, the Company received a payment of $35,000 related to the origination and legal fees of the loan. Interest income was recognized on this note through the date of collection and is included in interest income in the statements of operations for the six months ended June 30, 2026. The note had a carrying value of $286,388 as of December 31, 2025. On February 17, 2026, the Company collected in full its outstanding receivable from Future VC, LLC.

11.	COMMITMENTS AND CONTINGENCIES

Leases

The Company’s operating lease agreements include kitchen facilities, office, lab and leased materials and finance lease agreements include equipment used in building robotic units. In December of 2025, the Company made the decision to write off $130,722 worth of financed inventory related to Flippy Lite and CookRight Coffee product lines. As the inventory was financed under the finance lease, the written off inventory resulted in an impairment of the Finance lease right of use asset in the amount of $85,984, and an increase to cost of net revenues due to ROU impairment losses of $130,722, which is included in cost of net revenues in 2025..During the six months ended June 30, 2026, the Company did not record any additional write-offs of financed inventory related to the Flippy Lite and CookRight Coffee product lines. Accordingly, the Company did not record any additional impairment of the finance lease right-of-use asset or related ROU impairment losses in cost of net revenues during the six months ended June 30, 2026.

Lease Modification

On May 22, 2026, the Company entered into a First Amendment to its operating lease with the J. and R. Pikover Family Trust for its laboratory facility located at 650–656 East Green Street, Pasadena, California. The amendment extended the lease term by one year, from November 1, 2026 through October 31, 2027, at a base rent of $24,634.57 per month, exclusive of common area maintenance charges, which are treated as variable lease payments and expensed as incurred. The Company accounted for the amendment as a lease modification and remeasured the operating lease right-of-use asset and lease liability as of the modification date using a revised discount rate, resulting in the recognition of an additional operating lease right-of-use asset and operating lease liability of $289,526 as of the modification date. As of June 30, 2026, total operating lease liabilities were $384,550, of which $286,799 was classified as current and $97,751 as non-current.

MISO ROBOTICS, INC.

NOTES TO THE FINANCIAL STATEMENTS

UNAUDITED

Lease Settlement

On May 9, 2025, the Company entered into a settlement agreement with Farnam Street Financial, Inc. that terminated its finance lease for certain equipment. In exchange, the Company agreed to pay settlement amount of $740,000 in scheduled installments through December 2025. Upon termination, the Company derecognized the related finance lease liability of $994,893 and ROU asset of $927,336. The Company recorded a gain on lease termination of $67,557, recognized net settlement loss of $659,693 ($700,000 on settlement loss less $80,307 auction proceeds from the equipment) and a loss for the forfeiture of deposit of $202,390. Net loss on the termination of this finance lease was $794,526 during the six months ended June 30, 2025. As of June 30, 2026, the Company has settled this lease obligation in full.

The balances for the operating and finance leases are presented as follows within the balance sheet:

	June 30,	December 31,
	2026	2025
Operating leases:
Operating lease right of use assets, net	$379,318	$222,567

Operating lease right of use liabilities, current portion	$286,799	$235,646
Operating lease right of use liabilities	97,751	-
Total operating lease liabilities	$384,550	$235,646

Finance leases:
Finance lease right of use assets, net	$2,060,674	$2,418,947

Finance lease right of use liabilities, current portion	$243,585	$916,785
Total finance lease liabilities	$243,585	$916,785

The components of lease expenses are as follows within the statements of operations are as follows:

	Six Months Ended
	June 30,
	2026	2025
Operating lease expense:
Operating lease expense	$135,655	$214,495
Total operating lease expense	135,655	214,495

Finance lease expense:
Amortization of right of use assets (cost of net revenue)	$8,433	$-
Amortization of right of use assets (general and administrative)	349,840	459,327
Interest on right of use liabilities	80,508	228,577
Loss on lease termination	-	803,992
Total finance lease expense	438,781	1,491,896

Total lease expense	$574,436	$1,706,391

MISO ROBOTICS, INC.

NOTES TO THE FINANCIAL STATEMENTS

UNAUDITED

Supplemental cash flow information related to leases are as follows:

	June 30,	June 30,
	2026	2026
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows from operating leases	$143,502	$201,149
Operating cash outflows from finance leases (interest payments)	$80,508	$245,077
Financing cash outflows from finance leases	$673,200	$738,647
Right of use asset obtained in exchange for operating lease liability	$289,526	$-
Derecognition of the finance lease right of use assets due to termination	$-	$927,336
Derecognition of the finance lease right of use liabilities due to termination	$-	$994,893

Supplemental balance sheet information related to leases are as follows:

	June 30,	December 31,
	2026	2025
Weighted-average remaining lease term (in years)
Operating leases	1.34	0.83
Finance leases	0.17	0.67

Weighted-average discount rate
Operating leases	3.86%	3.25%
Finance leases	25.04%	25.04%

Maturities of lease liabilities as of June 30, 2026 are as follows:

	Operating leases	Finance leases
2026 remaining	$144,937	$251,236
2027	246,346	-
Total minimum lease payments	391,283	251,236
Less: imputed interest	(6,733)	(7,651)
Total lease obligations	384,550	243,585
Less: Current portion	286,799	243,585
Long-term portion of lease obligations	$97,751	$-

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

As of March 30, 2025, the Company continued to progress in the normal course related to the employment claim filed in 2023. The Company continues to deny the merits of this employment claim. As of October 24, 2025, the Company and its insurance carrier successfully resolved the wrongful termination claim.

Confession of Judgment

In connection with the May 9, 2025 settlement agreement with Farnam Street Financial, Inc., the Company executed a confession of judgment in the amount of $1.2 million, which Farnam Street would have been able to file in the event of default under the settlement. As of December 31, 2025, the Company was in compliance with its obligations, no default had occurred, and the terms of the settlement agreement were completed in full. Accordingly, no liability has been recorded related to this contingency.

MISO ROBOTICS, INC.

NOTES TO THE FINANCIAL STATEMENTS

UNAUDITED

12.	SUBSEQUENT EVENTS

On June 5, 2025, the Company opened a Regulation A offering. As of September 26, 2026, the Company has received gross proceeds of $33,299,960.

Subsequent to June 30, 2026, the Company’s finance lease with Camber Road Partners expired on August 30, 2026. On September 15, 2026, the Company returned all equipment subject to the finance lease to Camber Road Partners.

Management has evaluated subsequent events through September 28, 2026, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

Item 4.  EXHIBITS

EXHIBITS

Exhibit No.	Title of Document	Form	File No.	Exhibit	Filing Date	Filed Herewith
2.1	Eighth Amended and Restated Certificate of Incorporation	1-U	24R-00307	2.1	January 3, 2023
2.2	Bylaws	1-A	024-11112	2.3	November 6, 2019
2.3	Certificate of Designation of the Series A-1 Preferred Stock	1-K	24R-00307	2.3	August 15, 2023
3.1	Form of Warrant	1-A	024-11112	3.4	February 6, 2020
3.2	EcoLab Warrant	1-K	24R-00307	3.2	August 15, 2023
3.3	Pikover Warrant	1-K	24R-00307	3.3	August 15, 2023
6.1	Note and Warrant Purchase Agreement	1-A	024-11112	6.1	February 6, 2020
6.2	Series A-1 Preferred Stock Purchase Agreement	1-K	24R-00307	6.2	August 15, 2023
6.3	Amended and Restated Registration Rights Agreement	1-K	24R-00307	6.3	August 15, 2023
6.4	Amended and Restated Stockholders Agreement	1-K	24R-00307	6.4	August 15, 2023
6.5	Form of Master Services Agreement	1-A/A	024-11964	6.4	October 12, 2022

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Miso Robotics, Inc.

By	/s/ Richard Hull
Richard Hull, Chief Executive Officer
Miso Robotics, Inc.
Date: September 28, 2026

The following persons in the capacities and on the dates indicated have signed this Offering Statement.

By	/s/ Richard Hull
Richard Hull, Chief Executive Officer
Date: September 28, 2026

By	/s/ Nick van Dyk
Nick van Dyk, Chief Financial Officer, Principal Accounting Officer
Date: September 28, 2026

By	/s/ Joseph Essas
Joseph Essas, Director
Date: September 28, 2026

By	/s/ Thomas Bruderman
Thomas Bruderman, Director
Date: September 28, 2026